Exhibit 99.1

Ballard announces order for 6.4 MW to eCap Marine for Samskip vessels

VANCOUVER, BC, July 21, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the signing of a new purchase order for the supply of 6.4 MW of fuel cell engines to eCap Marine GmbH ("eCap Marine", www.ecap-marine.com), a long-standing expert in emission free power, for deployment on two vessels by Samskip (www.samskip.com), one of the largest multimodal European operators specializing in short sea, rail, road and barge services.

The 32 FCwave™-200 kW engines will be integrated into green marine propulsion systems by eCap Marine and power two vessels in Samskip's fleet to decarbonize routes between Norway and the Netherlands. The order continues the collaboration with eCap Marine which started in 2021. Delivery of the engines is planned for 2025 and 2026.

"We're proud to expand our partnership with eCap Marine and Samskip with one of the largest marine fuel cell engine orders in history," said Marty Neese, President & CEO, Ballard Power Systems. "Deploying our fuel cell engines on these two Samskip vessels provides a critical validation point for the use of PEM fuel cell propulsion for maritime applications."

Lars Ravens, Managing Director of eCap Marine stated, "Our continued collaboration with Ballard is central to our mission to decarbonize marine transport. This latest order exemplifies our shared commitment to operational excellence and environmental stewardship. Together, we are delivering a clean propulsion solution that meets the rigorous demands of long-haul marine operations."

Ballard's FCwave™ is the world's first DNV type-approved fuel cell module for marine applications, ensuring compliance with international maritime safety and design standards. This order is supported by ENOVA, Norway's government agency for energy and climate initiatives, reinforcing the role of public-private collaboration in accelerating the transition to sustainable marine energy solutions.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells enable electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and customer benefits and market adoption of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About eCap Marine

eCap Marine, based in Hamburg, Germany, provides innovative solutions for emission-free shipping by covering propulsion or specific loads on board. With in-house experts in naval architecture, electrical engineering, and hydrogen-based fuels, the company offers comprehensive services ranging from feasibility studies and subsidy support to technical design and handling of hydrogen and its derivatives, ensuring all necessary approvals from relevant authorities until delivering these solutions to their customers.

eCap Marine specializes in both mobile and containerized power generation solutions, as well as fixed installations under deck, utilizing, for example, hydrogen and batteries. Their initial hydrogen project has been the retrofitting of an offshore supply vessel by designing and delivering a hydrogen generator (H2PowerPac) with integrated battery storage, and swappable hydrogen tanks—enabling the vessel zero-emission operations through the ecologically sensitive Wadden Sea.

Further Information

Ballard Power Systems:
Sumit Kundu –Investor Relations +1.604.453.3517 or investors@ballard.com

eCap Marine:
Josefin Klindt –Sales Manager +49 40 3562577512 or jkl@ecap-marine.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-announces-order-for-6-4-mw-to-ecap-marine-for-samskip-vessels-302510076.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/21/c1996.html

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 20:30e 21-JUL-25